Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

FOR IMMEDIATE RELEASE	July 20, 2009

SILVERCORP ANNOUNCES THAT ITS OFFER TO KLONDEX SHAREHOLDERS WILL EXPIRE

VANCOUVER, BC – Silvercorp Metals Inc. (“Silvercorp”) (TSX: SVM; NYSE Amex: SVM), announced today that in response to the proposed business combination announced by Klondex Mines Ltd. (“Klondex”), and a third party, Silvercorp has no intention of varying its offer to increase the consideration offered to Klondex shareholders.  The expiry time for Silvercorp’s offer is 5:00 p.m. (Eastern Time) on July 21, 2009.  Silvercorp’s offer is subject to certain conditions including a minimum tender threshold of 66 2/3%.  Silvercorp will not extend the expiry time for its offer unless the minimum tender condition is met prior to 5:00 p.m. (Eastern Time) on July 21, 2009. Any Klondex shares that have been tendered to the offer will be promptly returned to shareholders.

Silvercorp intends to continue to pursue future growth opportunities that will create long-term value for Silvercorp shareholders by evaluating the acquisition of exploration, development or production assets or the acquisition of, or merger with, other entities.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, Gaocheng and Shimentou properties in the Guangdong Province of China, to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.

Cautionary Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp’s future growth opportunities.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.

The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release.

This press release is also available at www.silvercorp.ca